
May 9, 2023

Ezra Gardner
Chief Executive Officer
Gesher I Acquisition Corp.
Hagag Tower
North Tower, Floor 24
Haarba 28, Tel Aviv, Israel

      Re: Gesher I Acquisition Corp.
           Form 10-K for the fiscal year ended September 30, 2022
           Filed December 29, 2022
           File No. 001-40897

Dear Ezra Gardner:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Real Estate & Construction